UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________ to ________.

COMMISSION FILE NUMBER: 1-12164

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

WOLVERINE TUBE, INC. SAVINGS PLAN

WOLVERINE TUBE SAVINGS PLAN FOR THE
CARROLLTON AND JACKSON LOCATIONS
(together, as successors to the Wolverine Tube, Inc. Savings Plan, the “Plan”)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WOLVERINE TUBE, INC.
200 Clinton Avenue West, Suite 1000
Huntsville, Alabama 35801

WOLVERINE TUBE SAVINGS PLAN FOR THE
CARROLLTON AND JACKSON LOCATIONS

Financial Statements and Supplemental Schedules
(Modified Cash Basis)

December 31, 2008 and 2007

(With Independent Auditors’ Report Thereon)

11259

WOLVERINE TUBE SAVINGS PLAN FOR THE
CARROLLTON AND JACKSON LOCATIONS

Table of Contents

Page

Independent Auditors’ Report	1

Financial Statements:

Statements of Net Assets Available for Benefits (Modified Cash Basis)	3

Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)	4

Notes to Financial Statements	5

Supplemental Schedules:

Schedule I – Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis)	13

Schedule II –Schedule H, Line 4a – Schedule of Delinquent Participant Contributions (Modified Cash Basis)	14

Independent Auditors’ Report

The Plan Administrator
Wolverine Tube Savings Plan for the
Carrollton and Jackson Locations:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Wolverine Tube Savings Plan for the Carrollton and Jackson Locations (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note 2, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (modified cash basis) of assets (held at end of year) and the supplemental schedule of (modified cash basis) delinquent participant contributions as of and for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Birmingham, Alabama
October 15, 2009

WOLVERINE TUBE SAVINGS PLAN FOR THE
CARROLLTON AND JACKSON LOCATIONS

Statements of Net Assets Available for Benefits
(Modified Cash Basis)

December 31, 2008 and 2007

	2008	2007
Assets:
Employer contributions receivable	$—	4,065
Investments at fair value (note 3):
Guaranteed investment contracts	1,649,071	1,533,976
Pooled separate accounts	590,510	883,769
Wolverine Tube, Inc. common stock	1,479	10,631
Total investments	2,241,060	2,428,376
Loans to participants	154,844	163,069
Net assets available for benefits	$2,395,904	2,595,510

See accompanying notes to the financial statements.

WOLVERINE TUBE SAVINGS PLAN FOR THE
CARROLLTON AND JACKSON LOCATIONS

Statements of Changes in Net Assets Available for Benefits
(Modified Cash Basis)

Years ended December 31, 2008 and 2007

	2008	2007
Additions:
Dividends and interest	$54,397	53,051
Loan interest	12,770	15,132
Net (depreciation) appreciation in fair value of investments	(327,172)	60,556
Contributions:
Participant	303,798	279,853
Employer	193,170	219,347
Other	8,748	—
Total additions	245,711	627,939

Deductions:
Benefits paid to participants or beneficiaries	434,001	534,418
Administrative expenses	3,279	1,573
Other	—	333
Total deductions	437,280	536,324
Transfer to other plan	8,037	—
Net (decrease) increase	(199,606)	91,615
Net assets available for benefits, beginning of year	2,595,510	2,503,895
Net assets available for benefits, end of year	$2,395,904	2,595,510

See accompanying notes to the financial statements.

WOLVERINE TUBE SAVINGS PLAN FOR THE
CARROLLTON AND JACKSON LOCATIONS

Notes to Financial Statements
(Modified Cash Basis)

December 31, 2008 and 2007

(1)	Description of the Plan

The following description of Wolverine Tube Savings Plan for the Carrollton and Jackson Locations (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.

(a)	General

Established March 1, 2006, the Plan is a defined contribution plan covering substantially all employees of the Carrollton, Texas and Jackson, Tennessee locations of Wolverine Tube, Inc. (the Company). On March 1, 2006, the Wolverine Tube, Inc. Savings Plan transferred to the Plan all assets and liabilities associated with Carrollton, Texas and Jackson, Tennessee participants. Eligibility is based on hire date and participation in the Plan is available 45 days from hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective April 30, 2006, no new contributions are invested in Wolverine Tube, Inc. common stock and no transfers are permitted to Wolverine Tube, Inc. common stock.

(b)	Plan Administration

Prudential Bank and Trust, F.S.B., is the Trustee of the Plan. The Plan is administered by the Company. See also note 6.

(c)	Contributions

Subject to regulatory limitations, participants may contribute up to 50% of annual pre-tax and after-tax compensation, as defined in the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catchup contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes discretionary matching contributions and contributes 38% of the first 3% plus 20% of the next 2% of a participant’s contribution.

In addition, the Company at its discretion may make Success Share contributions. These contributions are based on the Company’s Earnings Before Interest, Taxes, Depreciation, and Amortization (EBIDTA) performance against predetermined targets set annually. Success Share contributions are distributed based on the ratio of a participant’s eligible compensation as defined by the Plan to the aggregate of such compensation for all eligible participants. During 2008, Success Share contributions totaled $120,114 for 2007. Success Share contributions in 2007 totaled $129,845 for 2006.

Upon enrollment, participants may direct participant and Company contributions to any of the Plan’s fund options, except for Wolverine Tube, Inc. common stock (see note l(a)). Participants may change their investment options at any time with the exception of investments in the Company’s stock, where such change is limited to once every 30 days. The plan currently offers several pooled separate accounts as investment options for participants.

(Continued)

WOLVERINE TUBE SAVINGS PLAN FOR THE
CARROLLTON AND JACKSON LOCATIONS

Notes to Financial Statements
(Modified Cash Basis)

December 31, 2008 and 2007

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses. Allocations of earnings or losses are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are immediately vested in their contributions, allocated earnings or losses thereon, Safe Harbor matching contributions, and amounts transferred from other plans. A participant forfeits the balance of his or her employer contributions account if he or she terminates employment for reasons other than disability or death with less than one year of employment. After attaining one year of credited service, the participant’s employer profit sharing and regular matching contributions becomes vested as follows:

Percentage of
employer
Years of credited service	account vested
Less than 1	0%
1, but less than 2	25
2, but less than 3	50
3, but less than 4	75
4 or more	100

A participant is 0% vested in Success Share and Transition contributions made on his or her behalf for Plan years beginning on or after January 1, 2007, including allocated earnings or losses thereon, until the completion of three years of service at which time a participant is 100% vested. A participant is 0% vested in his or her Success Share and Transition contributions made on his or her behalf for Plan years beginning prior to January 1, 2007, including allocated earnings or losses thereon, until the completion of five years of service at which time a participant is 100% vested.

(f)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000, up to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Participant loans are secured by the balances in their accounts. Interest is charged on participant loans at the prime rate plus 1.5%. Principal and interest on participant loans are paid ratably through payroll deductions. Participant loans are recorded amortized cost, which approximates fair value.

(g)	Payment of Benefits

Distributions to participants or their beneficiaries take place upon separation of service, retirement, permanent and total disability, or death. Distributions may be in lump-sum amounts or in a series of equal installment payments over a period not to exceed the life expectancy of the participant or the designated beneficiary.

(Continued)

WOLVERINE TUBE SAVINGS PLAN FOR THE
CARROLLTON AND JACKSON LOCATIONS

Notes to Financial Statements
(Modified Cash Basis)

December 31, 2008 and 2007

(h)	Forfeited Accounts

At December 31, 2008 and 2007, forfeited nonvested accounts totaled $9,045 and $5,145, respectively. These accounts will first be used to pay Plan expenses and then used to reduce future employer contributions. In 2008 and 2007, Plan expenses and employer contributions were reduced by $7,249 and $160, respectively.

(i)	Administrative Expenses

Most administrative expenses of the Plan (including legal, accounting, and trustee fees) are paid by the Company.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Investments are reported at fair value as prescribed by the Department of Labor. Dividend and interest income and contributions are recorded when received rather than when earned. Unrealized appreciation or depreciation in the fair value of investments is recognized currently.

(b)	Use of Estimates

The preparation of financial statements on the modified cash basis requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c)	Investment Valuation

The Plan’s investments are stated at fair value. The fair values of units owned by the Plan in pooled separate accounts are based on quoted redemption values on the last trade date of the plan year. Common stock is valued at the close price on the last trade date of the plan year.

Investment contracts held in the Guaranteed Income Fund of Prudential Retirement Insurance Company are recorded at their contract value. As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-I and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP) investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted the FSP in 2006. The adoption did not have a material effect on the Plan’s financial statements as interest rates are adjusted to market semi-annually. Accordingly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit responsive.

(Continued)

WOLVERINE TUBE SAVINGS PLAN FOR THE
CARROLLTON AND JACKSON LOCATIONS

Notes to Financial Statements
(Modified Cash Basis)

December 31, 2008 and 2007

Investment contracts held in the Guaranteed Income Fund of Prudential Retirement Insurance Company are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The fair value of the investment contracts held by the Guaranteed Income Fund of Prudential Retirement Insurance Company approximates contract value.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.5%. Such interest rates are reviewed on a semi-annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan Document, (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

	2008	2007
Average yields:
Based on actual earnings	3.35%	3.50%
Based on interest rate credited to participants	3.35	3.50

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when received. Dividends are recorded on the ex-dividend date.

(Continued)

WOLVERINE TUBE SAVINGS PLAN FOR THE
CARROLLTON AND JACKSON LOCATIONS

Notes to Financial Statements
(Modified Cash Basis)

December 31, 2008 and 2007

(d)	Benefit Payments

Benefits are recorded when paid.

(e)	Fair Value Measurements

On January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157 (SFAS 157), Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. Financial Accounting Standards Board (FASB) Staff Position FAS 157-2, Effective Date of FASB Statement No. 157, delays the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

As required by SFAS 157, the Plan has categorized its financial assets and liabilities measured at fair value into a three-level fair value hierarchy. The fair-value hierarchy established in SFAS 157 prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities. For the Company, level 1 financial assets and liabilities consist of commodity derivative contracts;

•
Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and

•	Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments below:

Common Stock

The fair value of common stock is based on quoted market prices in an active market for identical assets and liabilities as of the reporting date and are categorized in Level 1 of the fair value hierarchy.

(Continued)

WOLVERINE TUBE SAVINGS PLAN FOR THE
CARROLLTON AND JACKSON LOCATIONS

Notes to Financial Statements
(Modified Cash Basis)

December 31, 2008 and 2007

Pooled Separate Accounts

The fair value of pooled separate accounts is based on quoted market prices in an active market for identical assets and liabilities as of the reporting date and are categorized in Level 1 of the fair value hierarchy.

Guaranteed Investment Contracts

The fair value of the guaranteed investment contracts is estimated from observable inputs that market participants would use in pricing the asset based on market data obtained from sources independent of the Company. This fund is categorized in Level 2 of the fair value hierarchy.

The following table presents the Plan’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

		Fair value measurement at report date using
			Significant
		Quoted prices	other	Significant
		in active	observable	unobservable
		markets	inputs	inputs
	Fair value	Level 1	Level 2	Level 3
Assets:
Wolverine Tube common stock	$1,479	1,479	—	—
Pooled separate accounts	590,510	590,510	—	—
Guaranteed investment contracts	1,649,071	—	1,649,071	—
	$2,241,060	591,989	1,649,071	—

(f)	Recent Accounting Pronouncements

In July 2006, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (FIN 48) was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard also provides guidance on various income tax accounting issues, including derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for fiscal years beginning January 1, 2007. The Plan’s adoption of FIN 48 on January 1, 2007 did not have a material impact on the statement of net assets available for plan benefits or statement of changes in net assets available for plan benefits.

(Continued)

WOLVERINE TUBE SAVINGS PLAN FOR THE
CARROLLTON AND JACKSON LOCATIONS

Notes to Financial Statements
(Modified Cash Basis)

December 31, 2008 and 2007

In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2), that delays the effective date of SFAS 157’s fair value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a nonrecurring basis. Fair value measurements identified in FSP FAS 157-2 will be effective for the fiscal year beginning January 1, 2009. The Plan is in the process of evaluating the impact, if any, of applying these provisions to the statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, which was effective immediately. FSP FAS 157-3 clarifies the application of SFAS 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Plan has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.

(3)	Investments

At December 31, 2008 and 2007, the Plan’s investments were held by Prudential Retirement Services, Inc.

During 2008 and 2007, the Plan’s investments (including investments bought, sold, as well as held during the years ended December 31, 2008 and 2007) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2008	2007
Common stock	$(9,106)	(2,474)
Pooled separate accounts	(318,066)	63,030
	$(327,172)	60,556

At December 31, 2008 and 2007, the fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	Fair value
	2008	2007
Guranteed Income Fund	$1,649,071	1,533,976
Large Cap Growth/Goldman Sachs Fund	131,597	178,815
Dryden S&P 500 Index Fund	—	141,396

(Continued)

WOLVERINE TUBE SAVINGS PLAN FOR THE
CARROLLTON AND JACKSON LOCATIONS

Notes to Financial Statements
(Modified Cash Basis)

December 31, 2008 and 2007

(4)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(5)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 25, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

The Plan has adopted a Prototype Standardized Savings Plan which received a favorable opinion letter from the Internal Revenue Service which stated that the Plan and related trust are designed in accordance with applicable sections of the IRC.

(6)	Related-Party Transactions

Plan investments are managed or sub-advised by Prudential Investment Management, LLC, an affiliate of Prudential Financial. The Plan’s purchase of investment products and services from Prudential qualify as party-in-interest transactions.

At December 31, 2008 and 2007, the Plan owned $1,479 and $10,631, respectively, (11,373 shares and 11,431 shares, respectively) in Wolverine Tube, Inc. common stock.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(8)	Closure of Jackson, Tennessee Location

Effective September 13, 2006, and as a result of the closure of the Jackson, Tennessee location, a partial plan termination occurred. In connection therewith, employees of the Jackson, Tennessee location, who were active participants in the Plan on September 13, 2006, became fully vested in their employer contributions upon the partial plan termination.

(9)	Nonexempt Transactions

For the years ended December 31, 2008 and 2007, the Company failed to remit participation contributions to the Plan within the time limit required by the Department of Labor, representing a nonexempt loan of funds to the Company from the Plan, due to errors with automatic enrollment and errors with contribution amounts and matches. The Company determined that $275 and $1,628, respectively, in interest on such contributions was owed to the Plan.

Schedule I
WOLVERINE TUBE SAVINGS PLAN FOR THE
CARROLLTON AND JACKSON LOCATIONS

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
(Modified Cash Basis)

December 31, 2008

		(c)
	(b)	Description of investment, including	(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	Current
(a)	lessor, or similar party	collateral, par or maturity value	value

	Common stock:
*	Wolverine Tube, Inc.	Common stock (11,373 shared held)	$1,479
	Guaranteed investment contracts:
*	Prudential Retirement Insurance
	and Annuity Company	Guaranteed Income Fund	1,649,071
	Pooled separate accounts:
*	Prudential Retirement Insurance
	and Annuity Company	Dryden S&P 500 Index Fund	100,997
		Large Cap Growth/Goldman Sachs Fund	131,597
		Small Cap Growth/Times Square Fund	26,404
		Mid Cap Growth/Artisan Fund	46,130
		Large Cap Value/AJO Fund	74,299
		Mid Cap Value/Wellington
		Management Fund	19,347
		Small Cap Value Fund/Integrity	18,233
		Intern Blend/Artio	54,496
		High Grade Bond Fund/GSAM	32,994
		Oppenheimer Global Fund	29,718
		Core Plus Bond Fund/PIMCO	35,917
		Prudential Lifetime Growth Fund	20,271
		Prudential Lifetime Conservative Fund	25
		Prudential Lifetime Balanced Fund	82
*	Loans to participants	Participant loans:
		Various maturities through 2013,
		balance collateralized by participant
		account, interest rates ranging
		from 4.75% to 10%	154,844
			$2,395,904
*	Parties-in-interest
Column (d) has not been presented as all investments are participant directed.

See accompanying independent auditors’ report.

Schedule II
WOLVERINE TUBE SAVINGS PLAN FOR THE
CARROLLTON AND JACKSON LOCATIONS

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
(Modified Cash Basis)

Year Ended December 31, 2008

	(b)
(a)	Relationship to Plan,	(c)	(d)	(e)
Identify of party	employer, or	Description of transaction,	Amount	Lost
involved	other party-in-interest	including rate of interest	on line 4(a)	earnings
Wolverine Tube, Inc.	Plan sponsor	2008 employee deferrals not deposited to Plan in a timely manner due to errors with contribution amounts and matches	$1,650	3
Wolverine Tube, Inc.	Plan sponsor	2007 employee deferrals not deposited to Plan in a timely manner due to errors with contribution amounts and matches	3,339	251
Wolverine Tube, Inc.	Plan sponsor	2006 employee deferrals not deposited to Plan in a timely manner due to errors with contribution amounts and matches	454	21

See accompanying independent auditors’ report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereto duly authorized.

Dated: October 15, 2009

WOLVERINE TUBE, INC. SAVINGS PLAN WOLVERINE TUBE SAVINGS PLAN FOR THE CARROLLTON AND JACKSON LOCATIONS By: WOLVERINE TUBE, INC.

By:
Dave A. Owen
Senior Vice President and Chief Financial Officer